FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 1, 2008 to January 31, 2008

CITYVIEW CORPORATION LIMITED

SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….☑…Form40-F....................

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..................... No....................

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED (Registrant)

Dated: February 15, 2008

(Signed by)
P M SMYTH
Chief Executive

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of January 1, 2008 to January 31, 2008

718	Kwanza basin funding facility
719	Increase ownership of Angolan Metals Project
720	Restructuring Quest Energy Ownership
721	December’07 Quarterly Report
722	Angolan Diamond Projects

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	January 14, 2008

KWANZA BASIN FUNDING FACILITY

CityView Corporation Limited (“CityView”) was notified on December 5, 2007 by its Angolan Co-venturer Nexoil Holding Group SA (“Nexoil”), that Sonangol, the State Oil Company of Angola, had advised them that a prerequisite for the grant of the designated Concessional onshore acreage in the Kwanza Basin, was that funding of US$100 million had to be available to the Nexoil/CityView/Energy Africa Joint Venture (“the Joint Venture”).

CityView is pleased to announce that it has received confirmation of a US$100 million underwriting facility for CityView for the benefit of the Joint Venture, from First Capital Management Limited, the manager of the First Global Resource Fund, a sub-fund of the Mauritius-based First Global Funds PCC family of funds, on terms satisfactory to the Joint Venture.

Sonangol has been informed of this facility and as a result the Joint Venture satisfies the financial capabilities required for the granting of the Concessional onshore Kwanza Basin acreage.

Mark Smyth Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI/CVIO
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	January 17, 2008

INCREASE IN OWNERSHIP OF ANGOLAN METALS PROJECTS

CityView Corporation Limited (“CityView”) advises that it has increased its holding in Fortitude Minerals Limited (“Fortitude”) from 3,200,000 shares to 6,543,885 shares.

In order to consolidate its ownership of Fortitude, CityView intends to continue to lift its holding in Fortitude through a combination of share acquisitions and subscriptions. At the appropriate time and subject to shareholder approval, CityView plans to transfer its Longonjo and Ucua interests for additional shares in Fortitude.

Fortitude has accumulated valuable mining interests in more than 15,000 square kilometres of prime mineralised areas in Angola which include in order of importance:

(a)	Five copper licences running for several hundred kilometres along the western seaboard of Angola and encompassing the greater part of the Upper Cuvo formation.
Copper mineralisation has been reported along the entire length of the Upper Cuvo formation and has the potential to be a new copper province.
Included amongst the copper licences is Cachoeiras de Binga in which over 6,000 metres of core has been drilled. Fortitude’s primary objective is to bring this resource to a JORC standard.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

(b) The Chipindo gold licence area with high gold grades reported in artisinal workings. Its geology is similar to the Minas Gerais gold area of Brazil.

(c) The Longonjo copper-gold-rare earths licence area containing the Catabola and Longonjo Carbonatite projects:

At Catabola copper and iron oxide mineralisation has been identified over a 1.6 km strike length. The drill rig is on site and due to commence drilling shortly. The drilling programme will progress throughout most of the year.

Longonjo Carbonatite contains niobium, tantalum and uranium minerals.

(d) The Longonjo diamond licence area and the Ucua gold/beryllium licence area.

With Fortitude’s first class management team administering the Angolan metals projects, CityView management is freed up to develop its oil projects in Angola and Cameroon.

Mark Smyth Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI/CVIO
NASD OTCBB:	CTVWF
FSE:	C4Z

January 21, 2008

QUEST ENERGY MIDDLE EAST LIMITED

CityView Corporation Limited (“CityView”) advises that the restructuring of its holding in Quest Energy Middle East (“Quest”) Limited has been successfully completed.

Under the new arrangements, CityView will own 1,205,000 shares of the 1,700,000 issued shares (70.9%) of European Oil Limited (“EOL”) which in turn owns 6% of Quest. N. Hoexter and P. de Chazal have been appointed to the Board of EOL.

Quest is connected to the powerful financial community of Dubai and Abu Dhabi and is of great assistance to CityView.

Mark Smyth Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

REPORT FOR THE QUARTER ENDED 31 December 2007

SUMMARY FACT SHEET
Company Details

Principal Place of Business	Level 9
and Registered Office:	28 The Esplanade
Perth Western Australia 6000
Australia

Telephone:	(618) 9226 4788
Fax:	(618) 9226 4799
E-Mail:	info@cityviewcorp.com
Internet:	www.cityviewcorp.com

CEO	P. M. Smyth
Directors:	P. de Chazal
N. Hoexter
P. Smith
R.J.F. Brothers
Company Secretary	P. Williams

Advisory Board	C.Maher
B. de Boer
D. Boote
L.Wale

Auditor:	BDO Kendalls

ASX Symbol:	CVI
NASD Symbol:	CTVWF
Frankfurt Symbol:	C4Z
Australian Share Registry:	Computershare Investor Services Pty. Ltd.
US Share Registry:	Computershare Trust Company Inc

Market Capitalisation at 31 December 2007

Shares on Issue	333,692,632
Options on issue	92,641,546
Fully Diluted Capital	426,334,178

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Trading Volume
	AUS	US	TOTAL
MONTH	VOLUME	VOLUME	VOLUME
October 2007	235,366,968	8,315,817	589,559,733
November 2007	220,659,137	3,126,026	223,785,163
December 2007	120,602,577	1,489,208	122,091,785
TOTAL	576,628,682	12,931,051	589,559,733

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Oil and Gas
Cameroon

During the Quarter CityView renegotiated its purchase price for its acquisition of Petro Energy Africa Limited (“Petro”) down to US$4.5 million and an allotment of 40 million shares subject to shareholder approval. Petro is the beneficial owner of 57% of Turnberry Resources Inc, which holds 70% of the North Matanda PH72 permit (1,187 sq km). Definitive agreements are being negotiated to complete the transaction.

CityView’s technical team have concluded that the work programme should be:-

(i)	Carry out 2D seismic acquisition.
(ii)	Drill one extended reach well from nearby Koo to the two discovery wells NM1X and NM2X.
(iii)	Construct a 100MW modular power plant at Koo and transmission line to connect the plant to the grid of the nearby city Douala.
(iv)	Lease a barge for the storage of the condensate.
(v)	Evaluate the other undrilled prospects in PH72.

Angola

Negotiations between CityView’s co-venturer Nexoil Holding Group SA (“Nexoil”) and Sonangol, the State Oil Company of Angola, have been progressing for the grant of onshore concessional acreage in the Kwanza Basin. Nexoil was advised by Sonangol that funding of US$100 million would be required as a prerequisite. A US$100 million facility was arranged accordingly by First Capital Management Limited, the manager of the First Global Resource Fund.

Metals Project Angola

During the Quarter CityView’s team prepared the sites in the Longonjo licence area for the drilling of 2,200 metres at the Catabola cu/au prospect and 800 metres at the Carbonatite prospect using NQ (47.6mm) sized core drilling. CityView also expanded its metals interests in Angola by acquiring a holding of 3,200,000 shares in Fortitude Minerals Limited (Fortitude) which it has subsequently increased to 6,543,885 shares. The holding in Fortitude grants CityView access to Fortitude’s first class management team and strategic licence areas. Fortitude controls inter alia the Chipindo gold licence and five copper licences running for several hundred kilometres along the western seaboard of Angola and encompassing the greater part of the Upper Cuvo formation. Included amongst the copper licences is Cachoeiras de Binga in which over 6,000 metres of core has been drilled.

Corporate

92,654,170 listed options comprising 56,836,170 options which were issued under the Entitlements Offer that closed on 26 November 2007 (including the shortfall placement) and 35,818,000 existing, unlisted options were merged into the quoted class of options (all options being on the same terms).

Mr R. Brothers was appointed a director of CityView on December 4, 2007.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Finance
Cash at Bank at 31 December 2007	$12,070,480.00
Expenditure for the Quarter	$ 5,625,000.00

P M Smyth- Chief Executive Officer

January 29, 2008

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI/CVIO
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	January 29, 2008

ANGOLAN DIAMOND PROJECTS

CityView is pleased to announce that Endiama, the Angolan National Diamonds Company, acknowledge the grant to CityView of the exclusive right to acquire 100% of Canzar Resources plc (“Canzar”), the holders of a 41% legal and beneficial interest in 3 kimberlitic diamond concessions. The concessions are Caufo, Luachisse and Nhefo. CityView has paid US$1,030,000 as a 135 days option and shut out fee to purchase 100% of Canzar at a price to be determined on a fair value basis during the due diligence and independent valuation process. Local business groups in Angola have indicated their wish to participate in the raising of the requisite capital.

Endiama has agreed to enter into a long term operating agreement with Canzar on Caufo, Luachisee and Nhefo and will guarantee for the first four years a minimum net income to Canzar of US$12.5 million per annum. Production is planned to start on Nhefo and Luachisse by 2009. Endiama have confirmed that if any of the nominated kimberlites are not commercially viable, they will be replaced with other commercially viable kimberlites.

The acquisition of Canzar will complement CityView’s resources acquisition program in Angola, viz strategic holdings in oil, gold, diamonds, copper and rare earths.

Mark Smyth Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of January 1, 2008 to January 31, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634